UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2025

Commission File Number: 001-42416

Elong Power Holding Limited

(Translation of registrant’s name into English)

Gushan Standard Factory Building Project

Ganzhou New Energy Vehicle Technology City,

West Gushan Road and North Xingguang Road, Ganzhou City, Jiangxi Province, 341000, PRC
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On March 19, 2025, Elong Power Holding Limited (the “Company”) received a notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that, for the prior 30 consecutive business days (through March 18, 2025), the closing market value of listed securities (MVLS) of the Company’s Class A ordinary shares, $0.00001 par value per share (“Ordinary Shares”), had been below the minimum of $50 million required for continued listing on the Nasdaq Global Market under Nasdaq Listing Rule 5450(b)(2)(A). The notice stated that the Company would be afforded 180 calendar days (until September 15, 2025) to regain compliance. In order to regain compliance, the closing MVLS of the Company’s securities must be at least $50 million for a minimum of ten consecutive business days.

On March 20, 2025, the Company received a second notice from the Listing Qualifications Department of Nasdaq stating that, based on the closing bid price of the Ordinary Shares for the last 30 consecutive business days, the Company no longer met the $1.00 minimum bid price required for continued listing on the Nasdaq Global Market under Nasdaq Listing Rule 5450(a)(1). The notice stated that the Company would be afforded 180 calendar days (until September 16, 2025) to regain compliance. In order to regain compliance, the closing bid price of the Ordinary Shares must be at least $1.00 for a minimum of ten consecutive business days, although the Staff may in its discretion require a longer period of no more than 20 business days.

If the Company does not regain compliance within either of the 180-day periods, the securities will be subject to delisting.

The notices have no effect at this time on the listing of the Company’s Ordinary Shares, which will continue to trade uninterrupted under the symbol “ELPW”.

On March 25, 2025, the Company issued a press release disclosing the Company’s receipt of the Staff Notice. A copy of the press release is attached hereto as Exhibit 99.1.

Cautionary Note Regarding Forward Looking Statements

This Current Report on Form 8-K include “forward-looking statements.” Actual results may differ from expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words or phrases such as “aspire,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “will be,” “will continue,” “will likely result,” “could,” “should,” “believe(s),” “predicts,” “potential,” “continue,” “future,” “opportunity,” seek,” “intend,” “strategy,” or the negative version of those words or phrases or similar expressions are intended to identify such forward-looking statements.

The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Exhibit No.	Description
99.1	Press release dated March 25, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 25, 2025

	By:	/s/ Luyi Wang
Name: Luyi Wang
Title: Chief Financial Officer